EXHIBIT 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Six Months Ended June 30		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before minority interests and income or loss from equity investees	$46,846	$43,464	$87,883	$66,897	$72,358	$41,281	$54,653
Distributed income of equity investees	1,070	628	1,874	1,114	307	—	—
Fixed charges (excluding capitalized interest)	50,127	44,828	90,491	87,023	77,120	66,830	71,200
Minority interest in income of subsidiaries with no fixed charges	(1,450)	(1,442)	(3,102)	(2,347)	(2,558)	(2,337)	(2,438)

Total earnings (A)	$96,593	$87,478	$177,146	$152,687	$147,227	$105,774	$123,415

Fixed charges:
Interest expense	$49,034	$43,890	$88,566	$85,058	$75,232	$65,058	$69,313
Capitalized interest	1,323	2,538	5,691	5,121	13,459	23,579	17,803
Portion of rents representing interest	1,093	938	1,925	1,965	1,888	1,772	1,887

Total fixed charges (B)	$51,450	$47,366	$96,182	$92,144	$90,579	$90,409	$89,003

Ratio of earnings to fixed charges (A divided by B)	1.9	1.8	1.8	1.7	1.6	1.2	1.4